UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ELTEK LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 3.0 per share
(Title of Class of Securities)

M40184 10 9
(CUSIP Number)

Mr. Yitzhak Nissan
Nistec Golan Ltd.
43 Hasivim Street, Petach Tikva, Israel
(972) 3-929-2550
Attention: Yitzhak Nissan

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Nistec Golan Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 2,731,783 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 2,731,783 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,862,523 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.35%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Yitzhak Nissan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 130,740 Ordinary Shares
	8	SHARED VOTING POWER: 2,531,783 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 130,740 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,531,783 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,862,523 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.35%
14	TYPE OF REPORTING PERSON: IN

This Statement on Schedule 13D dated June 30, 2019 is being filed by Nistec Golan Ltd. ("Nistec Golan") and Mr. Yitzhak Nissan ("Mr. Nissan" and, together with Nistec Golan, the “Reporting Persons”), to report the Sale by Mr. Nissan of 200,000 ordinary shares, nominal value NIS (New Israeli Shekels) 3.0 (the “Shares”), of Eltek Ltd. (the “Issuer”). Mr. Nissan sold the Shares in open market transactions effected on May 31, 2019 (the “Transaction”). As a result of the Transaction, Nistec Golan directly holds approximately 57.8% of the Issuer’s Shares and  Mr. Yitzhak Nissan directly holds approximately 2.98% of the Issuer’s Shares.

Item 1.     Securities and Issuer

The class of equity securities to which this statement relates is the ordinary shares, par value NIS 3.0 per ordinary share (“Ordinary Shares”) of Eltek Ltd. (“Issuer”), an Israeli corporation, whose principal executive offices are located at Sgoola Industrial Zone, Petach Tikva, Israel. The Issuer is a leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards.

Item 2.     Identity and Background.

This statement on Schedule 13D dated June 30, 2019 is being filed by Mr. Nissan, and Nistec Golan, a private company incorporated under the laws of the State of Israel and controlled by Mr. Nissan. Mr. Nissan is an Israeli citizen and the Chief Executive Officer and Chairman of the Board of Nistec Golan. The principal business address of the Reporting Persons is 43 Hasivim Street, Petach Tikva, Israel. Mr. Nissan serves as the Chairman of the Board of Directors of the Issuer. Mr. Nissan, personally owns 130,740 Ordinary Shares.

During the past five years, none of the Reporting Persons or any of Nistec Golan's directors and executives, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The aggregate consideration in cash received by Mr. Nissan in the Transaction was approximately $1.8 million.

Item 4.     Purpose of Transaction.

Mr. Nissan sold the Shares in accordance with his personal investment purposes.

The Reporting Persons intend to review the investment in the Issuer on a regular basis. The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in the ordinary shares of the Issuer, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of the Shares or changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate the investment, the Reporting Persons may routinely monitor the price per share of the Shares as well as the Issuer’s business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements and other investment considerations. Such factors may materially affect the Reporting Persons investment purpose and may result in modifying their ownership of the Shares.

Further, the Reporting Persons  reserve the right to revise their plans or intentions and/or to formulate other plans, and take any and all actions with respect to their investment in the Issuer they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional ordinary shares or dispose of some or all of the Shares beneficially owned by the Reporting Persons , in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of its general investment policies, market conditions and subsequent developments affecting the Issuer. The Reporting Persons may at any time reconsider and change their plans relating to the foregoing.

Item 5.     Interest in Securities of the Issuer.

Mr. Nissan controls Nistec Golan. The power to vote or dispose of the shares beneficially owned by Nistec Golan is not shared.

(a)          Nistec Golan beneficially owns approximately 57.8% of the Issuer’s Ordinary Shares as of this date. Mr. Nissan directly owns approximately 2.98% of the Issuer's Ordinary Shares as of this date.

(b)          As a result of the Transaction Mr. Nissan may be deemed to possess the sole power or shared power to vote (or direct the vote of) 2,862,523 shares of the Issuer’s Ordinary Shares.

(c)           Pursuant to a report previously filed on Schedule 13D by the Reporting Persons, each of the Reporting Persons acquired Shares in a rights offering conducted by the Issuer in a transaction effected on April 9, 2019.

(d)          Not applicable.

(e)          Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Items 7.     Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 3, 2019

Nistec Golan Ltd. By: /s/ Yitzhak Nissan Name: Yitzhak Nissan Title: Chief Executive Officer /s/ Yitzhak Nissan Yitzhak Nissan